UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Nexra secures significant O&M campaign in Taiwan

Copenhagen, 9 February 2026 – Nexra, Cadeler’s dedicated service concept, today announces the signing of a firm contract for the execution of an Operations & Maintenance (O&M) campaign in Taiwan, further demonstrating Cadeler’s strength within the expanding offshore wind aftermarket.

The contract, with an undisclosed client, has an expected value exceeding EUR 20 million and will be executed across two offshore wind farms in Taiwan. The campaign will commence in March 2026, will run for 3-4 months, and will be carried out by Cadeler’s wind installation vessel Wind Maker.

The contract will be executed by Nexra – Cadeler’s dedicated service concept – which launched last year and is focused exclusively on the delivery of O&M services, supporting clients throughout the operational lifetime of offshore wind farms.

Mikkel Gleerup, CEO of Cadeler, comments: “This contract underlines Nexra’s strength in execution and flexibility to respond quickly to client needs in the operational phase of offshore wind farms. In securing near-term campaigns such as this, Nexra demonstrates its ability to drive utilisation across Cadeler’s fleet, while continuing to deliver the reliability and technical expertise our clients expect.”

Strengthened position in the offshore wind aftermarket
O&M activities accounted for approximately one fifth of Cadeler’s total revenue in 2025, reflecting the increasing importance of this segment as the installed base of offshore wind turbines grows, and particularly as the most recent generations of large turbines enter operation globally. The rapid expansion of spinning turbines in the 10–15 MW segment requires capable, flexible vessels with the technical strength to handle more demanding service scopes, at increasing water depths, going forward.

In response to this market development, Cadeler established Nexra in 2025 as a focused platform for offshore wind service and maintenance activities, strengthening long-term client relationships and underlining Cadeler’s strategic emphasis on the aftermarket.

Nexra’s portfolio currently includes Zaratan, Wind Scylla and Wind Keeper, with flexibility to use additional vessels as needed, as demonstrated today.

Building long-term partnerships in Asia-Pacific
With this new campaign in Taiwan, Nexra continues to expand its footprint in key offshore wind markets, reinforcing Cadeler’s ambition to be a long-term partner across the full operational lifecycle of offshore wind farms.

Mikkel Gleerup comments: “Being entrusted with O&M work in the Asia-Pacific region reflects the confidence placed in our local teams and our assets. Nexra allows us to support our clients throughout the lifecycle of their projects – from installation to long-term operations and maintenance, including main component exchange.”

For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

About Nexra:

Nexra is Cadeler’s dedicated Operations & Maintenance (O&M) service concept, established in 2025 to support the growing global offshore wind aftermarket. Nexra provides focused lifecycle support to offshore wind farm owners and turbine manufacturers, delivering maintenance, upgrade and optimisation services throughout the operational lifetime of offshore wind assets. Nexra combines technical expertise with a flexible vessel portfolio, currently including Zaratan, Wind Scylla and Wind Keeper, with the ability to deploy additional Cadeler vessels when required. This flexibility complements Cadeler’s core installation activities, supporting efficient fleet-wide utilisation and delivering responsive support to the group’s clients across key offshore wind markets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2026                  CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:      Mikkel Gleerup
Title:     Chief Executive Officer

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